UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHARMING SHOPPES, INC.

(Name of Subject Company (Issuer))

COLOMBIA ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ASCENA RETAIL GROUP, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

David R. Jaffe

President and Chief Executive Officer

Ascena Retail Group, Inc.

Colombia Acquisition Corp.

30 Dunnigan Drive

Suffern, New York 10901

(845) 369-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julie M. Allen, Esq.

Steven L. Kirshenbaum, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$896,688,836 (1)	$102,761 (2)

(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 121,998,481 shares of Charming Shoppes, Inc. common stock (representing the shares of common stock outstanding, in-the-money options and shares of common stock subject to restricted stock units or other awards, in each case, as of May 10, 2012) by $7.35 per share, which is the offer price.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012, issued September 29, 2011, equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Colombia Acquisition Corp., a Pennsylvania corporation (“Purchaser”), and a direct wholly owned subsidiary of Ascena Retail Group, Inc., a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”), at a purchase price of $7.35 per Share, net to the seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Charming Shoppes, Inc., a Pennsylvania corporation. The Company’s principal executive offices are located at 3750 State Road, Bensalem, Pennsylvania 19020. The Company’s telephone number at such address is (215) 245-9100.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.10 per share, of the Company. As of the close of business on April 27, 2012 (as represented by the Company in the Agreement and Plan of Merger dated as of May 1, 2012, by and among Parent, Purchaser and the Company (the “Merger Agreement”), 116,825,954 Shares were issued and outstanding, 38,617,180 Shares were issued and held by the Company in its treasury and no preferred shares, par value $1.00 per share, were issued and outstanding. The Company further advised Parent (as represented by the Company in the Merger Agreement) that, as of the close of business on April 27, 2012, 9,378,430 Shares were subject to issuance upon the exercise of outstanding options, restricted stock units and other awards. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003.

(a) – (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Merger Agreement” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A 1006.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company,” “The Merger Agreement” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A 1007.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with the Company” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Merger Agreement” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009.

The information set forth in the sections of the Offer to Purchase entitled “Introduction” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Regulation M-A Item 1010.

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Merger Agreement” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016.

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase dated May 15, 2012.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release, dated May 2, 2012, issued by Parent and the Company, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(B)	Internal Announcement to Employees of Parent, dated May 2, 2012, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(C)	Transcript of Investor Conference Call with Investors of Parent, held on May 2, 2012, incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(D)	Presentation by David R. Jaffe, President and Chief Executive Officer of Parent, to Employees of the Company, on May 2, 2012, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(E)	Presentation by David R. Jaffe, President and Chief Executive Officer of Parent, to Employees of Parent, on May 3, 2012, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, on May 3, 2012.

Exhibit	Exhibit Name
(a)(5)(F)*	Summary Newspaper Advertisement as published in The Wall Street Journal on May 15, 2012.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of May 1, 2012, by and among the Company, Parent and Purchaser, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on May 2, 2012.

(d)(2)*	Confidentiality Agreement dated as of December 15, 2011, by and between the Company and Parent, as supplemented by the Confidentiality Agreement Addendum dated as of March 26, 2012, by and among the Company, Parent and Opus Law Group PLLC.

(d)(3)*	Letter Agreement regarding Exclusivity dated as of April 26, 2012, by and between the Company and Parent, as modified by the Letter Agreement regarding Exclusivity dated as of April 27, 2012.

(d)(4)*	Amended and Restated Commitment Letter dated as of May 11, 2012, from JPMorgan Chase Bank, N.A. and Bank of America, N.A. to Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2012

COLOMBIA ACQUISITION CORP.

By	/s/ DAVID R. JAFFE
Name:	David R. Jaffe
Title:	President and Chief Executive Officer

ASCENA RETAIL GROUP, INC.

By	/s/ DAVID R. JAFFE
Name:	David R. Jaffe
Title:	President and Chief Executive Officer

Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase dated May 15, 2012.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release, dated May 2, 2012, issued by Parent and the Company, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(B)	Internal Announcement to Employees of Parent, dated May 2, 2012, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(C)	Transcript of Investor Conference Call with Investors of Parent, held on May 2, 2012, incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(D)	Presentation by David R. Jaffe, President and Chief Executive Officer of Parent, to Employees of the Company, on May 2, 2012, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(E)	Presentation by David R. Jaffe, President and Chief Executive Officer of Parent, to Employees of Parent, on May 3, 2012, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, on May 3, 2012.

(a)(5)(F)*	Summary Newspaper Advertisement as published in The Wall Street Journal on May 15, 2012.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of May 1, 2012, by and among the Company, Parent and Purchaser, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on May 2, 2012.

(d)(2)*	Confidentiality Agreement dated as of December 15, 2011, by and between the Company and Parent, as supplemented by the Confidentiality Agreement Addendum dated as of March 26, 2012, by and among the Company, Parent and Opus Law Group PLLC.

(d)(3)*	Letter Agreement regarding Exclusivity dated as of April 26, 2012, by and between the Company and Parent, as modified by the Letter Agreement regarding Exclusivity dated as of April 27, 2012.

(d)(4)*	Amended and Restated Commitment Letter dated as of May 11, 2012, from JPMorgan Chase Bank, N.A. and Bank of America, N.A. to Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.